SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*

                             Cell Therapeutics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    150934107
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Paloma International L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             5,201,984

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             5,201,984

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,201,984

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*        [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              6.7%

12.     TYPE OF REPORTING PERSON*

              PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              S. Donald Sussman

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) [x]
              (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

               0

6.      SHARED VOTING POWER

               5,201,984

7.      SOLE DISPOSITIVE POWER

               0

8.      SHARED DISPOSITIVE POWER

               5,201,984

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,201,984

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.7%

12.     TYPE OF REPORTING PERSON*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Linden Advisors LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a) [x]
               (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                0

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0.0%

12.     TYPE OF REPORTING PERSON*

                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 ("Amendment No. 1") is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock, having no par value (the "Common Stock") of Cell Therapeutics, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 13,2006, and amends and supplements the Schedule 13G filed November 10, 2005 (the "Original Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership ("Paloma"), Linden Advisors LP, a Delaware limited partnership ("Linden Advisors") and S. Donald Sussman ("Mr. Sussman"). The Reporting Persons previously filed this Schedule 13G jointly with Linden Capital LP ("Linden Capital") and Siu Min Wong ("Mr. Wong"). As of January 10, 2006, the Reporting Persons ceased to be a group with Linden Capital and Mr. Wong and no longer file jointly.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Paloma is Two American Lane, Greenwich, Connecticut 06836.

     The principal business address for Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, United States Virgin Islands 00802.

     The principal business address for Linden Advisors is 450 Park Avenue, 30th Floor, New York, New York 10022.

Item 2(c).        Citizenship:

     Each of Paloma and Linden Advisors is a Delaware limited partnership and Mr. Sussman is a citizen of the United States.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

               The Reporting Persons beneficially own 5,201,984 shares of Common Stock consisting of (i) warrants exercisable for 4,500,000, and
               (ii) 701,984 shares of Common Stock.

          (b)  Percent of class:

               The Reporting Persons beneficial ownership of 5,201,984 shares of Common Stock represents 6.7% of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote

               Not applicable.

               (ii) Shared power to vote or to direct the vote

               Paloma and Mr. Sussman have shared power to vote or direct the vote of the 5,201,984 shares of Common Stock owned by Paloma.

               (iii) Sole power to dispose or to direct the disposition of

               Not applicable.

               (iv) Shared power to dispose or to direct the disposition of

               Paloma and Mr. Sussman have shared power to dispose or direct the disposition of the 5,201,984 shares of Common Stock owned by Paloma.


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 8.  Identification and Classification of Members of the Group.

         See Exhibit B.

Item 9.  Notice of Dissolution of Group.

         The Reporting Persons previously filed this Schedule 13G jointly with Linden Capital, and Mr. Wong. As of January 10, 2006, the Reporting Persons ceased to be a group with Linden Capital and Mr. Wong and no longer file jointly.

Item 10. Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 14, 2006

          PALOMA INTERNATIONAL L.P.
          By: Paloma GP LLC, general partner


                   By: /s/Michael J. Berner
                       --------------------------
                       Michael J. Berner
                       Vice President


          /s/S. Donald Sussman
          --------------------------------
                   S. Donald Sussman


         LINDEN ADVISORS LP
         By: Linden HLD LLC, general partner


                   By: /s/Siu Min Wong
                       --------------------------
                       Siu Min Wong,
                       Managing Member

                      TERMINATION OF JOINT FILING AGREEMENT

     The undersigned hereby agree that the Joint Filing Agreement dated as of November 10, 2005, with respect to the filing of any Schedule 13G in connection with the shares of common stock of Cell Therapeutics, Inc. among the undersigned is terminated.


Dated:  February 14, 2006

          PALOMA INTERNATIONAL L.P.
          By: Paloma Partners Company L.L.C., general partner


                   By: /s/Michael J. Berner
                       -----------------------------
                       Michael J. Berner
                       Vice President

          /s/S. Donald Sussman
          --------------------------------
                   S. Donald Sussman


         LINDEN ADVISORS LP
         By: Linden HLD LLC, general partner


                   By: /s/Siu Min Wong
                       ------------------------------
                       Siu Min Wong,
                       Managing Member


         LINDEN CAPITAL L.P.
          By: Linden GP LLC, general partner


                   By: /s/Siu Min Wong
                       ------------------------------
                       Siu Min Wong,
                       Managing Member

                                    EXHIBIT B

Paloma International L.P.
S. Donald Sussman